CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
FOR PROFIT NEVADA CORPORATIONS

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The Articles of Incorporation of Hybrid Coating Technologies Inc. are amended as follows:

1.	Article 4 of the Articles of Incorporation has been amended as follows:

“Fourth. That the aggregate number of shares which this Corporation shall have the authority to issue is one hundred and fifty two million (152,000,000) shares, consisting of: (i) one hundred and fifty million (150,000,000) shares of Common stock with a par value of one tenth of one cent ($0.001) per share, (ii) one million (1,000,000) shares of Series A Preferred Stock with a par value of one tenth of one cent ($0.001) per share, and (iii) one million (1,000,000) shares of Series B Preferred Stock with a par value of one tenth of one cent ($0.001) per share. “